The Salomon Brothers Opportunity Fund Inc

                         Form N-SAR - February 28, 1998
                              Attachment - Item 77C
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               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

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If any matter has been  submitted  to a vote of  security  holders,  furnish the following information:

1.(a)         The date of the meeting and whether it was an annual or special meeting.

                January 14, 1998 Special Meeting of Stockholders

   (b) Describe each nonroutine matter voted upon at the meeting and state the number of affirmative votes and the number of negative votes cast with respect to each such matter.

              A proposal to approve the new Management Agreement between the Fund and Salomon Brothers Asset Management Inc was approved by a vote of 1,822,601 votes in favor and 17,363 votes against.